Exhibit 12.1
VF Corporation
Computation of Ratio of Earnings to Fixed Charges
and Computation of Ratio of Earnings to Combined
Fixed Charges and Preferred Dividends

	Six Months Ended June				Fiscal Years Ended December
	2007		2006		2006		2005		2004		2003		2002
	(dollars in millions, except ratio data)
Pretax income from continuing operations before adjustments for minority interests in consolidated subsidiaries and income or loss from equity investees	$365		$311		$775		$710		$596		$512		$463

Fixed charges:
Interest expense	27		27		57		71		76		61		71
1/3 of rent expense	16		16		33		31		30		23		19

Total fixed charges	43		43		90		101		106		84		90

Pretax income from continuing operations before adjustments for minority interests in consolidated subsidiaries and income or loss from equity investees, plus fixed charges	$408		$354		$865		$812		$702		$596		$552

Total fixed charges shown above	$43		$43		$90		$101		$106		$84		$90
Preferred stock dividends			1		1		2		2		2		3

Total fixed charges and preferred dividends	$43		$44		$91		$103		$108		$86		$92

Ratio of Earnings to Fixed Charges(1)	9.4	x	8.2	x	9.6	x	8.0	x	6.6	x	7.1	x	6.2	x
Ratio of Earnings to Combined Fixed Charges(2) and Preferred Dividends	9.4	x	8.1	x	9.5	x	7.9	x	6.5	x	6.9	x	6.0	x

(1)	For purposes of this ratio, earnings are based on income from continuing operations before income taxes and before fixed charges. Income from continuing operations before income taxes is adjusted for minority interests of partially owned consolidated subsidiaries and for earnings and dividends of investments accounted for on the equity method. Fixed charges consist of interest expense, capitalized interest and one-third of rent expense (excluding contingent rent expense), which approximates the interest factor of such rent expense.

(2)	For purposes of this ratio, earnings are based on income from continuing operations before income taxes and before fixed charges. Income from continuing operations before income taxes is adjusted for minority interests of partially owned consolidated subsidiaries and for earnings and dividends of investments accounted for on the equity method. Fixed charges consist of interest expense, capitalized interest and one-third of rent expense (excluding contingent rent expense), which approximates the interest factor of such rent expense. Preferred stock dividends relate to the Series B Convertible Preferred Stock held by the Employee Stock Ownership Plan, all of which was converted to Common Stock in June 2006.

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